June 20, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated June 10, 2005 and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1 and note that you recorded the warrant transaction as a sale of warrants to Dolphin by allocating a portion of the transaction proceeds toward the purchase of the warrants. The consideration given by you to Dolphin in the form of common stock warrants appears to fall in the scope of EITF 01-9 as contemplated in paragraph 10 and Exhibit 01-9B, Example 3 and Exhibit
01-9D.  Accordingly, please tell us the following:

a. The fair value and assumptions used to estimate the fair value of your common stock warrants;

b. How you recorded the allocation of cash received to common stock warrants, your management agreement, and simulators in your financial statements;

c. The impact on your historical financial statements if you had applied EITF 01-9 to reduce the amount attributed to your management service agreement and simulators prior to any allocation under paragraphs 12 and 13 of EITF 00-21.

2. Notwithstanding your response to the above comment, please explain your basis for recognizing income on the sale of an equity instrument. Also, tell us how you are accounting for these warrants on the balance sheet under EITF 00-19 with the relevant support for that accounting treatment.

3. We read your response to comment 3 and note that your objective and reliable evidence of fair value of your management service agreement is based on your historical cost to maintain your existing fleet. Since this does not meet the criteria for entity-specific or vendor specific objective evidence of fair value, we reissue our prior comment 3. We wish to remind you that VSOE of fair value is limited to (a) the price charged for the deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). Please tell us how you meet the criteria in paragraph
9(b) in determining that the delivered item meets the criteria as a separate unit of accounting. In addition, please show us how you allocated the arrangement consideration between the delivered item and the undelivered item. Refer to paragraph 16 of EITF 00-21 and paragraph 10 of SOP 97-2.

4. We note that you did not record any expense associated with the guarantees provided by your principal shareholders. Please explain to us in sufficient detail how you determined that these guarantees have no value. For example, would you have been able to obtain this financing under the same terms without your principal shareholder guarantees?


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
June 20, 2005
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